Exhibit 99.1

Annex A

Annex A is hereby amended and restated as follows:

Annex A-1

The following sets forth the name and principal occupation of each of the directors of Silver Lake (Offshore) AIV GP III, Ltd., each of whom is a citizen of the United States.

Name	Business Address	Principal Occupation
Egon Durban	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Co-CEO and Managing Member of Silver Lake Group, L.L.C.
Kenneth Hao	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Chairman and Managing Member of Silver Lake Group, L.L.C.
Karen King	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Managing Director of Silver Lake Group, L.L.C.
Gregory Mondre	c/o Silver Lake 55 Hudson Yards 550 West 34th Street, 40th Floor New York, New York 10001	Co-CEO and Managing Member of Silver Lake Group, L.L.C.
Andrew Schader	c/o Silver Lake 55 Hudson Yards 550 West 34th Street, 40th Floor New York, New York 10001	Managing Director of Silver Lake Group, L.L.C.
Joseph Osnoss	c/o Silver Lake 55 Hudson Yards 550 West 34th Street, 40th Floor New York, New York 10001	Managing Partner and Managing Member of Silver Lake Group, L.L.C.
Jason White	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Managing Director of Silver Lake Group, L.L.C.
Bryce Lee	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Managing Director of Silver Lake Group, L.L.C.

None of the persons listed above beneficially owns any Ordinary Shares or has engaged in any transactions in Ordinary Shares of the Issuer in the previous 60 days.

The following sets forth the name and principal occupation of each of the directors of SL Globetrotter GP, Ltd., each of whom is a citizen of the United States

Name	Business Address	Principal Occupation
Karen King	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Managing Director of Silver Lake Group, L.L.C.
Joseph Osnoss	c/o Silver Lake 55 Hudson Yards 550 West 34th Street, 40th Floor New York, NY 10001	Managing Partner and Managing Member of Silver Lake Group, L.L.C.

None of the persons listed above beneficially owns any Ordinary Shares or has engaged in any transactions in Ordinary Shares of the Issuer in the previous 60 days.